FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Press release

Alcatel-Lucent announces an agreement to acquire Tropic Networks

Paris and Ottawa, April 3, 2007 – Alcatel-Lucent (Euronext Paris and NYSE: ALU) signed an agreement to acquire substantially all the assets, including all intellectual property of Canadian metro WDM networking supplier Tropic Networks, Inc. This transaction builds upon the collaboration the two companies established in July 2004 with the Alcatel-Lucent investment and global supply agreement.

Bandwidth-hungry services for consumers - including gaming, IPTV and video-on-demand - as well as advanced data services like mission-critical business applications are leading operators to increase the flexibility and ease of use of their optical networks. This new service growth also requires automated monitoring processes to maximize network simplicity for the highest efficiency in service delivery.

Through this acquisition, Alcatel-Lucent takes a new, strategic step in focusing on cable MSO and telecom operators’ key requirements for simplified network planning, accelerated wavelength/service provisioning and advanced optical monitoring technology that eases overall maintenance activities across their optical infrastructure.

The further integration of key intellectual property developed by Tropic Networks, namely the Wavelength Tracker, enhances the competitiveness of Alcatel-Lucent’s optical product portfolio and gives operators the benefit of cost-effectively upgrading their networks according to the latest innovations in optical transmission. In combination with Alcatel-Lucent’s ROADM technology, the advanced optical layer management technology developed by Tropic Networks delivers the flexibility and security to maximize network efficiency and operational cost savings.

In addition, this acquisition provides for uninterrupted supply to Alcatel-Lucent and Tropic Networks’ customers, allowing them to benefit from integration synergies with the overall Alcatel-Lucent portfolio.

“Through this transaction, we are strengthening our value proposition for photonic networks with innovative solutions that complete both cable and telecom service providers requirements,” said Romano Valussi, president of Alcatel-Lucent’s Optics activities. “We are continuing to make strategic moves that serve our customers with the ability to successfully address new opportunities for the end-users’ benefit.”

“The relationship developed over three years has been valuable and we are proud to join Alcatel-Lucent, the worldwide leader in optical networking” stated Kevin Rankin, CEO of Tropic Networks. “Our vision of a fully flexible and scalable optical network is finding a further expansion with the Alcatel-Lucent’s advanced product portfolio and new opportunities to bring technology advancements to the market.”

About Tropic Networks

Founded to meet the challenges specific to building simple, manageable and flexible metro-regional optical transport infrastructures, Tropic Networks developed the TRX-24000 ROADM platform with patented Wavelength Tracker to help service providers minimize costs and maximize profits. Headquartered in Ottawa, Canada, Tropic was founded in May 2000. The company is privately held and venture capital backed.

Tropic Networks Contact
Kevin Rankin	Tel :+ 1 (613) 270-5291	kevin@tropicnetworks.com

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications, and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved adjusted proforma revenues of Euro 18.3 billion in 2006 and is incorporated in France, with executive offices located in Paris. [All figures exclude impact of activities to be transferred to Thales]. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts
Régine Coqueran	Tel :+ 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Mark Burnworth	Tel.: +33 (0)1 40 76 50 84	mark.burnworth@alcatel-lucent.com

Alcatel-Lucent Investor Relations
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel-lucent.com
Maria Alcon	Tel: +33 (0)1 40 76 15 17	maria.alcon@alcatel-lucent.com
John DeBono	Tel: + 1 (908) 582-7793	debono@alcatel-lucent.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: April 03, 2007	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer